                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
      UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                           --------------------------
                               TECHNISOURCE, INC.
                       (Name Of Subject Company (Issuer))
                           --------------------------
                              IM ACQUISITION, INC.

                                 IM MERGER CORP.
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    878553106
                      (CUSIP Number of Class of Securities)
                           --------------------------
                              James L. Hudson, Esq.
                              IM Acquisition, Inc.
                         2300 Cottondale Lane, Suite 250
                        Little Rock, Arkansas 72202-2054
                            Telephone: (501) 537-4525
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)
                           --------------------------
                                   COPIES TO:

                           Christopher J. Austin, Esq.
                                  Ropes & Gray
                             One International Place
                           Boston, Massachusetts 02110
                            Telephone: (617) 951-7303

                            CALCULATION OF FILING FEE

   Transaction Valuation*                                 Amount Of Filing Fee**
        $47,614,720.00                                           $4,380.55

* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 11,903,680 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Technisource, Inc. (the "Company"). Such number of shares represents all the Common Stock outstanding as of June 17, 2002, plus the number of shares issuable upon the exercise of all outstanding options to purchase Common Stock.

**       .0092% of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                           N/A
Form or Registration No.:                                         N/A
Filing Party:                                                     N/A
Date Filed:                                                       N/A

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]        third-party tender offer subject to Rule 14d-1.
[ ]        issuer tender offer subject to Rule 13e-4.
[ ]        going-private transaction subject to Rule 13e-3.
[ ]        amendment to Schedule 13D under Rule 13d-2.
          Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by IM Merger Corp., a Florida corporation (the "Purchaser") and a wholly owned subsidiary of IM Acquisition, Inc., a Delaware corporation ("Parent"), to purchase all the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Technisource, Inc., a Florida corporation (the "Company"), at a purchase price of $4.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 18, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Parent is a wholly owned subsidiary of IntelliMark Holdings, Inc., a Delaware corporation ("Holdings"). This Schedule TO is being filed on behalf of the Purchaser and Parent.

             The information set forth in the Offer to Purchase, including the Schedule thereto, is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

             (c) (3) and (4) During the last five years, none of the Purchaser, Parent or Holdings or, to the best knowledge of the Purchaser and Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

             (a) and (b) Except as described in the Offer to Purchase, there have not been any negotiations, transactions or material contacts between the Purchaser, Parent or Holdings or, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase, on the one hand, and the Company or any of its directors, executive officers or affiliates, on the other hand, that are required to be disclosed pursuant to this item.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

             None of the Purchaser, Parent or Holdings or, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase, or any associate or majority-owned subsidiary of the Purchaser, Parent, Holdings or any of the persons listed in Schedule I to the Offer to Purchase, beneficially owns any equity security of the Company or has effected any transaction in any equity security of the Company during the past 60 days.

ITEM 11.  ADDITIONAL INFORMATION.

         (b) The Letter of Transmittal filed as Exhibit (a)(1)(B) hereto is incorporated herein by reference

ITEM 12.  EXHIBITS.

(a)(1)(A) Offer to Purchase dated June 18, 2002.

(a)(1)(B) Letter of Transmittal.

(a)(1)(C) Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Banks, Trust Companies and Other
          Nominees.

(a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.

(a)(1)(G) Joint Press Release issued by Parent and the Company on June 11, 2002 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on June 11,
          2002).

(a)(1)(H) Summary Advertisement published June 18, 2002.

(b)(1)    Fleet Capital Corporation commitment letter.

(b)(2)    Charlesbank Equity Fund V, Limited Partnership commitment letter.

(d)(1) Agreement and Plan of Merger dated as of June 10, 2002 among Parent, the Purchaser and the Company (included as Appendix A to the Offer to Purchase).

(d)(2) Nondisclosure and Nonsolicitation Agreement dated December 14, 2001 between Parent and the Company.

(d)(3) Shareholders Agreement dated as of June 10, 2002 among Parent, the Purchaser, the Company, Joseph W. Collard, James F. Robertson, the J.W.C. Limited Partnership and the J.F.R. Limited Partnership (included as Appendix B to the Offer to Purchase).

(d)(4) Stock Option Agreement dated as of June 10, 2002 between Parent and the Company (included as Appendix C to the Offer to Purchase).

(d)(5) Noncompetition Agreement dated February 28, 2002, by and among Parent, the Company and Joseph W. Collard.

(d)(6) Noncompetition Agreement dated June 10, 2002, by and among Parent, the Company and James F. Robertson.

(d)(7) Noncompetition Agreement dated June 10, 2002, by and among Parent, the Company and C. Shelton James.

(d)(8) Noncompetition Agreement dated June 10, 2002, by and among Parent, the Company and Andrew C. Hill.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   IM MERGER CORP.

                                   By: /s/  James L. Hudson
                                          -------------------------
                                            Name:  James L. Hudson
                                            Title: Secretary

                                   IM ACQUISITION, INC.

                                   By: /s/  James L. Hudson
                                          -------------------------
                                            Name:  James L. Hudson
                                            Title: Secretary


Dated: June 18, 2002
      ----------------

                                INDEX TO EXHIBITS

EXHIBIT NUMBER            DOCUMENT

(a)(1)(A) Offer to Purchase dated June 18, 2002.

(a)(1)(B) Letter of Transmittal.

(a)(1)(C) Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Banks, Trust Companies and Other
          Nominees.

(a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.

(a)(1)(G) Joint Press Release issued by Parent and the Company on June 11,
          2002 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on June 11, 2002).


(a)(1)(H) Summary Advertisement published June 18, 2002.

(b)(1)    Fleet Capital Corporation commitment letter.

(b)(2)    Charlesbank Equity Fund V, Limited Partnership commitment letter

(d)(1) Agreement and Plan of Merger dated as of June 10, 2002 among Parent, the Purchaser and the Company (included as Appendix A to the Offer to Purchase).

(d)(2) Nondisclosure and Nonsolicitation Agreement dated December 14, 2001 between Parent and the Company.

(d)(3) Shareholders Agreement dated as of June 10, 2002 among Parent, the Purchaser, the Company, Joseph W. Collard, James F. Robertson, the J.W.C. Limited Partnership and the J.F.R. Limited Partnership (included as Appendix B to the Offer to Purchase).

(d)(4) Stock Option Agreement dated as of June 10, 2002 between Parent and the Company (included as Appendix C to the Offer to Purchase).

(d)(5) Noncompetition Agreement dated February 28, 2002, by and among Parent, the Company and Joseph W. Collard.

(d)(6) Noncompetition Agreement dated June 10, 2002, by and among Parent, the Company and James F. Robertson.

(d)(7) Noncompetition Agreement dated June 10, 2002, by and among Parent, the Company and C. Shelton James.

(d)(8) Noncompetition Agreement dated June 10, 2002, by and among Parent, the Company and Andrew C. Hill.